Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
MGP Ingredients, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-196383, 333-196384, and 333-196385) on Form S-8 of MGP Ingredients, Inc. of our report dated February 26, 2020, with respect to the consolidated balance sheets of MGP Ingredients, Inc. as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of MGP Ingredients, Inc.

/s/ KPMG LLP
Kansas City, Missouri
February 26, 2020